UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING MARGIN OF 9.4% AND NET INCOME OF US$102 MILLION FOR FIRST QUARTER 2016

Santiago, Chile, May 11, 2016 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN), the leading airline group in Latin America, announced today its non-audited consolidated financial results for the first quarter ended March 31, 2016. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.90 per USD.

Highlights

•	LATAM Airlines Group reported an operating margin of 9.4% for first quarter 2016, an improvement of 1.3pp over the same quarter in 2015, and net income of US$102 million, a US$142 million improvement over the first quarter 2015. The improvement in operating results was driven by a 17.8% drop in operating expenses, resulting from lower fuel prices, local currency devaluations and ongoing efficiency initiatives. The Company maintains its operating margin guidance of 4.5% - 6.5% for full year 2016.

•	LATAM continues to closely monitor weak demand conditions in Brazil and to adjust capacity accordingly on both domestic and international operations in that market. In line with the Company’s guidance, capacity reductions in LATAM Airlines Brazil operations reached 8.4% in first quarter 2016 relative to the same quarter in 2015. Furthermore, LATAM Airlines Brazil is adjusting its guidance for domestic capacity reductions in Brazil from 8% - 10% to a reduction of 10% - 12% for full year 2016. LATAM Airlines Brazil has also increased its Brazil – US capacity reductions given the weakness in demand. Currently, the Company expects to decrease its ASKs in that market by 35% during the second half of 2016 as compared to the same period last year.

•	LATAM continues to evaluate opportunities to restructure its fleet, beyond the 37% reduction in fleet commitments for 2016 – 2018 already achieved and announced last quarter. In response to the macroeconomic slowdown in South America and the resulting deceleration in demand for air travel, LATAM is currently working on further fleet reductions, targeting a decrease of US$2.0 to US$3.0 billion in our expected fleet assets for 2018. We expect to achieve this reduction over the next 18 months through a combination of delivery delays and cancellations, sale of new and older planes and redelivery of aircraft to lessors as leases expire.

•	On April 28th, the Company introduced its unified brand: LATAM. Aircraft will be given their updated livery over a 3 year period as the entire brand is turned over at a gradual and sustainable pace.

•	During the quarter, LATAM closed a US$275 million Revolving Credit Facility (RCF) in order to bolster liquidity given current volatile market conditions. Subsequently, the RCF was upsized to US$325 million and has the potential to increase up to US$400 million.

•	Despite capacity adjustments in certain markets, the Company continues to strengthen its network, as new LATAM Airlines Peru routes connecting the Lima hub with Salta, Rosario, Antofagasta, Montevideo and Washington D.C. will all begin in 2016; Lima – Mendoza by LATAM Airlines Peru is slated to take off in February 2017. Also, in October 2016 LATAM Airlines Brazil will open up a new continent for its customers, connecting Sao Paulo and Johannesburg, South Africa.

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•	On April 5th, the Company announced the cancellation of its Brazilian Depository Receipt (BDR) program. The shares were delisted on May 4th, 2016.

management commentS on First quarter 2016

LATAM Airlines Group continues to work in order to offer the best network, value and experience for its clients. Over the last few years, the Company has worked tirelessly to improve efficiency, develop its product and thrive within challenging market conditions. To accomplish these goals, LATAM has launched many initiatives that touch each and every part of the Company; ranging from cost reductions to fleet modernization and digital innovation.

“Initiatives such as continued capacity adjustments on both domestic and international operations in Brazil, fleet plan restructuring, and additional cost reduction measures, all serve to strengthen the Company and will allow us to maintain a solid financial position,” said Enrique Cueto, LATAM’s CEO.

While management has been proactive with these initiatives, some challenges the Company faces remain beyond its control. The slowdown in GDP growth in the region and the depreciation of all local currencies has impacted the airline industry. Moreover, the economic and political situation in Brazil is especially difficult as Brazilian GDP continues to lag and the presidential impeachment process generates widespread uncertainty. Under these volatile conditions, it is paramount that we continue to adapt as needed in response to current and future events.

With this in mind, we continue to pursue opportunities to reduce capital expenditures, while maintaining at all times adequate liquidity levels. Furthermore, we remain convinced that cost efficiencies are critical and will lead to continuous and sustainable improvements in profitability. Specifically, we are working to increase and accelerate the savings of our cost reduction plan on work fronts such as operational labor productivity, efficiencies in overhead and support functions, procurement and administrative and selling expenses.

Regarding the situation in Brazil, LATAM remains convinced that capacity adjustments are the key to managing market conditions. The Brazilian market is expected to remain challenged for at least the next two years, and as a result, LATAM Airlines Brazil has adjusted its capacity reductions in Brazilian domestic operations even further, reaching a reduction of 10% to 12% for full year 2016.

On the other hand, other parts of Latin America continue to grow. In fact, International and Spanish Speaking Country operations accounted for 75% of the Company’s passenger revenue. Likewise, the Company experienced demand growth and healthy profitability on its international and domestic operations of the LATAM Group in Chile, Argentina, Peru, Colombia and Ecuador.

The Company has recently embarked on an important project to redesign our domestic business model, including Spanish Speaking Countries (SSC) and Brazil. This project seeks to increase competitiveness and ensure the sustainability of our domestic business model in the long term, and we expect a positive impact on our profitability going forward. Along these lines, we are working on incorporating best practices and adapting to positive industry trends.

A key objective of this project is to reduce operating costs which, together with simplifications in back-office and support functions, will allow us to expand operations while controlling fixed costs, resulting in a significant reduction in overhead costs per ASK. At the same time, increased operational efficiencies will allow us to continue stimulating new demand and driving the growth of air travel in South America. Other key elements under evaluation include ancillary revenue initiatives and further development of digital technologies in order to improve and simplify our passengers’ experience.

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At the end of April, LATAM was formally launched as the new brand of the Company. We are the first airline group in the world to launch an entirely new brand following a merger and in doing so we anticipate efficiencies in the medium and long term. Since the LAN and TAM association, there have been ongoing efforts to streamline the two businesses and the LATAM brand is a bold step forward in that process. For decades, LAN and TAM have been strong brands in their respective markets. Now, both are one and the same brand, ready to give the world a new look, a global brand, equipped to represent the best of South America on the international stage.

Additionally, as a service provider, customer satisfaction is central to the Company’s decision making. This quarter was no different, continuing the development of digital initiatives, for which the Company is investing US$50 million throughout the year. One goal is to empower clients by providing them with end-to-end control of their reservation. In the form of a smartphone application, LATAM now permits clients to check-in, select seats, obtain their boarding passes and access up-to-the-minute flight information on every one of our flights. Additionally, and in conjunction with the brand roll out, the Company launched an updated webpage and mobile app to offer a more uniformed, LATAM branded experience. This improves consistency and will mitigate inefficiencies due to complications arising over previously incongruous digital customer experiences across the system.

While 2016 has and will continue to present a challenging environment, it is not without great opportunities. In the coming months, LATAM’s new, unified brand will become even more visible. The best network in Latin America continues to improve and will soon connect South America with Africa, the only flight of its kind for a South American carrier. LATAM aspires to be among the best airline groups in the world, and the initiatives currently underway offer a strong chance at realizing that goal.

management discussion and analysis of first Quarter 2015 Results

Total revenues in the first quarter 2016 totaled US$2,327.6 million compared to US$2,791.1 million in first quarter 2015. The decrease of 16.6% is driven by a 16.4% and 21.2% decrease in passenger and cargo revenues, respectively, as well as 4.0% decrease in other revenues. Passenger and cargo revenues accounted for 84.1% and 11.9% of total operating revenues, respectively, during the first three months of the year.

Passenger revenues decreased 16.4% during the quarter, which reflects a 3.3% increase in capacity, offset by a 19.1% decline in consolidated passenger unit revenue (RASK), when compared to the first quarter 2015. The RASK decrease was driven by a 19.7% drop in yields, while load factors showed an improvement of 0.6 p.p. to 83.9%. Yield performance continues to be negatively impacted by the weak macroeconomic scenario in South America, as well as weak local currencies, especially in Brazil.

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Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended March 31
	RASK		ASK		Load Factor
	(US cents)		(millions)
	1Q16	% Change	1Q16	% Change	1Q16	% Change

Bussines Unit
Domestic SSC	7.3	-16.3%	6,006	7.4%	83.7%	1.3 pp
Domestic Brazil	5.0	-24.6%*	10,032	-8.4%	82.5%	-0.5 pp
International	5.7	-21.1%	18,699	9.4%	84.8%	0.9 pp
Total	5.6	-19.1%	34,737	3.3%	83.9%	0.6

* Domestic Brazil RASK increased 2.9% when measured in BRL.

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues.

During the first quarter 2016, demand in the airline group’s Spanish speaking country affiliates (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a steady pace, with an increase of 9.1% in passenger traffic as measured in RPKs. Passenger capacity as measured in ASKs grew by 7.4% during the quarter, driven by growth in Peru and Chile, with load factors showing an increase of 1.3 p.p., reaching 83.7%. During the quarter, RASK continued to be pressured despite modestly strengthening currencies in most markets, due mainly to the fact that the Real, Chilean Peso, Colombian Peso, Argentinian Peso and Peruvian Sol all were weaker than they were this time last year. As a result, revenues per ASK in US dollars declined 16.3%, as compared to the first quarter 2015.

In the domestic Brazil passenger operations, LATAM Airlines Brazil reduced capacity by 8.4% in the first quarter 2016 as compared to the same quarter of 2015. Traffic as measured in RPKs decreased by 8.9%, resulting in a decrease of 0.5 percentage points in load factor, which fell to 82.5%. Revenues per ASK increased 2.9% during the first quarter 2016 when measured in BRL. When measured in US dollars, however, LATAM Airlines Brazil’s unit revenue decrease was higher as a result of the 35.9% depreciation of the Brazilian real in the quarter as compared to first quarter 2015.

During the quarter, LATAM’s capacity on international routes increased by 9.4%. LATAM Airlines Brazil has continued to reduce capacity on routes with weaker demand, including operations between Brazil and United States. Traffic increased by 10.5%, with passenger load factors growing by 0.9 p.p. to 84.8%. Revenues per ASK in international passenger operations decreased 21.1% as compared to the first quarter of 2015.

Cargo revenues decreased by 21.2% in the quarter, driven by a 9.8% decline in cargo traffic and a 12.7% decline in cargo yields as compared to the first quarter of 2015. During the quarter, cargo demand remained weak, especially in the Brazilian domestic and international market. Pressures on cargo yields continued mainly as a result of the competitive landscape and the depreciation of local currencies, specifically the Brazilian Real. As a result, cargo revenues per ATK declined 18.4% as compared to the same quarter of the previous year.

The Company continues working to adjust freighter capacity, while focused on maximizing the belly utilization of the Company’s passenger fleet. In the first quarter, cargo capacity, as measured in ATKs, declined 3.4%, which includes an 8.9% reduction of freighter operations. In all, cargo load factor declined 3.6 p.p.

Other revenues decreased by 4.0%, amounting to US$93.4 million during the first quarter 2016, affected by a drop of 27% in revenue derived from Multiplus. This drop is primarily related to currency depreciation as revenue when measured in local currency fell 0.8%. The drop was offset by growth in freighter aircraft leases and tour revenue.

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Total operating expenses in the first quarter declined to US$2,108.5 million, a 17.8% reduction as compared to the first quarter of 2015. Cost per ASK equivalent (including net financial expenses) decreased by 17.4%, including the effect of the 38.0% decrease in fuel costs. Furthermore, cost per ASK equivalent excluding fuel dropped 9.1%, mainly due to our ongoing cost reduction program, as well as the positive effect of local currency depreciations on our costs denominated in those currencies. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 15.1%. The decrease is driven by a 3.7% decline in average headcount, which is in line with capacity reductions in Brazil and the ongoing efficiency initiatives throughout the Company. This decline also reflects the positive impact of the depreciation of local currencies during the period.
•	Fuel costs decreased by 38.0% mainly as a result of a decrease of 33.3% in the average fuel price per gallon (excluding hedge) as compared to the first quarter of 2015. Furthermore, fuel hedge losses reached US$28.8 million, in contrast to a loss of US$103.5 million in first quarter 2015.
•	Commissions to agents decreased by 19.3% in line with the decline in sales.
•	Depreciation and amortization increased by 0.8%, due to the increase in the number of owned aircraft and depreciation costs associated with maintenance equipment.
•	Other rental and landing fees decreased by 8.7% mainly due to a devaluation of local currencies during the quarter as well as declines in aeronautical rates.
•	Passenger service expenses decreased by 0.4% due to a 0.8% decrease in passengers transported, offset in part by an increase in passenger compensation.
•	Aircraft rentals increased by 3.6% as a result of the incorporation of more modern aircraft under operating leases. The Company had more Airbus A321s and Boeing 787s this year while phasing out Airbus 330s and Bombardier Dash8/200s, bringing the total to 106 off balance aircraft, versus 107 during first quarter 2015.
•	Maintenance expenses continued to decrease this quarter by 16.8% due to efficiencies related to the renewal of our fleet.
•	Other operating expenses fell by 10.2%, primarily as the result of a reduction in sales costs and general and administrative expenses in line with ongoing efficiency initiatives.

Non-operating results

•	Interest income decreased by 41.2% to US$10.9 million in first quarter 2016 from US$18.5 million in the same period 2015 mainly due to lower cash balances and variations of the currency and interest rate composition.
•	Interest expense grew by 8.1% to US$103.0 million in first quarter 2016 mainly due to the increase of financial debt.
•	Under Other income (expense), the Company recognized a US$71.4 million gain, including a foreign exchange gain of US$67.9 million driven by the appreciation of 9.3% in the Brazilian real during the quarter. This compares to the US$198.0 million loss in other income (expense) in the first quarter 2015, which included a foreign exchange loss of US$204.6 million.

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LIQUIDITY AND FINANCING

At the end of the first quarter 2016, LATAM reported US$1,340.2 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets, equivalent to 13.9% of net revenue in the last twelve months. The Company’s liquidity position is enhanced by a US$325 million Revolving Credit Facility (RCF), providing flexibility as the Company can draw on the line as needed. This facility is the first of its kind in Chile and is a testament to our leadership position in the region. As of the end of the first quarter, US$275 million was drawn against the RCF. Additionally, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$802.7 million, US$451.1 million of which was funded directly by LATAM.

LATAM continues actively working to maintain a strong balance sheet and to maintain its cash position at approximately US$1.5 billion, which we consider to be an adequate level for the Company under current market conditions.

LATAM’s financial debt during the first quarter 2016 reached US$9,227.3million, an increase of approximately 3.0% as compared to the fourth quarter 2015. For 2016, the Company has debt maturities of approximately US$1.2 billion.

For 2016, fleet commitments amount to US$2.0 billion, of which 45% are capital expenditure requirements in the form of financial leases and 55% will be operating leases. Year to date, we have completely financed our fleet obligations for 2016. In addition, LATAM has reduced non-fleet capex to approximately US$300 million per year, including expenditures on spare engines, components and information technology, among others. The Company also continues to consider options for fleet commitments beyond 2016.

One of the objectives of LATAM Airlines Group is to reduce the volatility of our financial results and cash flow caused by external factors such as foreign exchange rates and fuel price fluctuations. Accordingly, the Company has hedged approximately the 74% of its estimated total net Brazilian real monthly operating exposure for the next nine months through foreign exchange derivative contracts. In addition, LATAM has hedged other foreign exchange exposures including Euro, Chilean Peso, Colombian Peso, British Pound and Australian Dollar.

In relation to fuel exposure, LATAM Airlines Group hedged approximately 44% over the next 6 months and 25% of its estimated fuel consumption for the next twelve months. The Group’s fuel hedging strategy, consisting of a combination of Jet Fuel options, has allowed us to limit our potential fuel hedge losses to a maximum amount of US$36 million for the balance of 2016.

LATAM FLEET PLAN

In February 2016, LATAM Airlines Group took delivery of two Airbus A321s, a core aircraft for the Company’s narrow body fleet modernization plans. In addition, the Company added three Boeing 787-9s and an additional Airbus A350 to its wide body fleet.

As mentioned above, LATAM continues to evaluate opportunities to restructure our fleet, beyond the 37% reduction in fleet commitments for 2016 – 2018 already achieved and announced last quarter. LATAM is currently working on further fleet reductions, targeting a decrease of US$2.0 to US$3.0 billion in our expected fleet assets for 2018. We expect to achieve this reduction over the next 18 months through a combination of delivery delays and cancellations, sale of new and older planes and redelivery of aircraft to lessors as leases expire. This restructuring seeks primarily to adjust capacity to the prevailing market conditions in Latin America, and is in line with our focus on maintaining a healthy balance sheet and adequate liquidity by reducing capex and pre-delivery payments.

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The fleet plan shown below reflects the Group’s current fleet commitments, as well as redeliveries planned for 2016. It does not include the additional reduction in fleet assets mentioned above, and it will vary as the Company advances with its ongoing negotiations. This fleet plan will be revised on a quarterly basis in order to reflect the ongoing initiatives as they materialize.

For 2016, the Company´s fleet capex is approximately US$900 million, with the remaining fleet commitments to be financed through sale and leaseback transactions.

At year end	2015	2016	2017	2018

Passenger Aircraft
Narrow Body
Airbus A319-100	50	48	48	48
Airbus A320-200	154	146	136	130
Airbus A320 Neo	0	2	16	24
Airbus A321-200	36	47	47	47
Airbus A321 Neo	0	0	0	6
TOTAL	240	243	247	255

Wide Body
Airbus A330-200	10	0	0	0
Boeing 767-300	38	37	36	34
Airbus A350-900	1	7	11	13
Boeing 777-300 ER	10	10	10	7
Boeing 787-8	10	10	10	10
Boeing 787-9	7	12	14	18
TOTAL	76	76	81	82

Cargo Aircraft
Boeing 777-200F	3	3	2	2
Boeing 767-300F	8	7	6	6
TOTAL	11	10	8	8

TOTAL FLEET	327	329	336	345

Fleet Commitment (US$ millions)	1.689	1.952	1.409	1.486

Note: This table does not include three 767-300Fs and one 777-200F that LATAM is currently subleasing to a third party.

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GUIDANCE

The Company is adjusting initial targets for ASK reductions in domestic Brazil operations from 8% - 10% to 10% - 12%, as well as accelerating cargo capacity reductions from 0% to -2% to a reduction of between 2% and 4% for full year 2016. We maintain our target for operating margin for full year 2016 between 4.5% and 6.5%.

2016
		Previous Guidance	New Guidance

ASK Growth (Passenger)	Total Network	(1%) - 2%	(1%) - 1%
	International	3% - 5%	3% - 5%
	Brazil Domestic	(8%) - (10%)	(10%) - (12%)
	SSC Domestic	6% - 8%	6% - 8%

ATK Growth (Cargo)		0% - (2%)	(2%) - (4%)

Operating Margin		4.5% - 6.5%	4.5% - 6.5%

LATAM filed its quarterly financial statements for the three month period ended March 31, 2016 with the Superintendencia de Valores y Seguros of Chile on May 11, 2016. These financial statements will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

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About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LATAM Airlines Group (before LAN Airlines) and its affiliates in Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A. (LATAM Airlines Brasil), including its business units TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 138 destinations in 25 countries and cargo services to about 140 destinations in 29 countries, with a fleet of 323 aircraft. In total, LATAM Airlines Group S.A. has approximately 50.000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs.

LATAM is the new brand that has been adopted by the airline members of LATAM Airlines Group. The group has started to implement the LATAM brand to its customer contact points and aircraft, and will continue implementing LATAM in its products and services as part of a gradual roll-out that will last approximately three years

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.latam.com. Further information at www.latamairlinesgroup.net

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2016 (in thousands of US Dollars) (non-audited)

	For the three month period ended March 31
	2016	2015	% Change

REVENUE
Passenger	1,958,290	2,343,527	-16.4%
Cargo	275,967	350,322	-21.2%
Other	93,360	97,293	-4.0%
TOTAL OPERATING REVENUE	2,327,617	2,791,142	-16.6%

EXPENSES
Wages and Benefits	-488,715	-575,689	-15.1%
Aircraft Fuel	-461,433	-744,064	-38.0%
Comissions to Agents	-66,629	-82,563	-19.3%
Depreciation and Amortization	-239,451	-237,448	0.8%
Other Rental and Landing Fees	-261,051	-285,905	-8.7%
Passenger Services	-77,452	-77,762	-0.4%
Aircraft Rentals	-133,603	-128,899	3.6%
Aircraft Maintenance	-94,796	-113,974	-16.8%
Other Operating Expenses	-285,377	-317,858	-10.2%
TOTAL OPERATING EXPENSES	-2,108,507	-2,564,162	-17.8%

OPERATING INCOME	219,110	226,980	-3.5%
Operating Margin	9.4%	8.1%	1.3 pp

Interest Income	10,864	18,490	-41.2%
Interest Expense	-103,049	-95,333	8.1%
Other Income (Expense)	71,434	-197,965	-136.1%

INCOME BEFORE TAXES AND MINORITY INTEREST	198,359	-47,828	-514.7%
Income Taxes	-82,327	23,553	-449.5%

INCOME BEFORE MINORITY INTEREST	116,032	-24,275	-578.0%

Attributable to:
Shareholders	102,208	-39,947	-355.9%
Minority Interest	13,824	15,672	-11.8%

NET INCOME	102,208	-39,947	-355.9%
Net Margin	4.4%	-1.4%	5.8	pp

Effective Tax Rate	44.6%	-37.1%	81.7	pp

EBITDA	458,561	464,428	-1.3%
EBITDA Margin	19.7%	16.6%	3.1	pp.

EBITDAR	592,164	593,327	-0.2%
EBITDAR Margin	25.4%	21.3%	4.2	pp.

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LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2016	2015	% Change

System
ASKs-equivalent (millions)	52,706	52,237	0.9%
RPKs-equivalent (millions)	38,365	38,243	0.3%
Overall Load Factor (based on ASK-equivalent)%	72.8%	73.2%	-0.4	pp
Break-Even Load Factor (based on ASK-equivalent)%	68.7%	69.1%	-0.5	pp
Yield based on RPK-equiv (US Cent)	5.8	7.0	-17.3%
Operating Revenues per ASK-equiv (US Cent)	4.2	5.2	-17.8%
Costs per ASK-equivalent (US Cent)	4.2	5.1	-17.4%
Costs per ASK-equivalent ex fuel (US Cents)	3.3	3.6	-9.1%
Fuel Gallons Consumed (millions)	306.8	306.9	0.0%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.8	5.9	-0.9%
Fuel Price (with hedge)	1.5	2.4	-37.5%
Fuel Price (without hedge)	1.4	2.1	-33.3%
Average Trip Length (thousands km)	1.7	1.6	4.9%
Total Number of Employees (average)	51,660	53,644	-3.7%
Total Number of Employees (end of the period)	51,327	53,247	-3.6%

Passenger
ASKs (millions)	34,737	33,632	3.3%
RPKs (millions)	29,159	28,038	4.0%
Passengers Transported (thousands)	17,099	17,245	-0.8%
Load Factor (based on ASKs) %	83.9%	83.4%	0.6	pp
Yield based on RPKs (US Cents)	6.7	8.4	-19.7%
Revenues per ASK (US cents)	5.6	7.0	-19.1%

Cargo
ATKs (millions)	1,707	1,767	-3.4%
RTKs (millions)	875	969	-9.8%
Tons Transported (thousands)	234	237	-1.0%
Load Factor (based on ATKs) %	51.2%	54.9%	-3.6	pp
Yield based on RTKs (US Cents)	31.6	36.1	-12.7%
Revenues per ATK (US Cents)	16.2	19.8	-18.4%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

* Fuel Gallons Consumed per 1,000 ASKs-equivalent

10

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars) (non-audited)

	As of March 31	As of December 31
	2016	2015

Assets:

Cash, and cash equivalents	768,000	753,497
Other financial assets	604,751	651,348
Other non-financial assets	275,583	330,016
Trade and other accounts receivable	815,150	796,974
Accounts receivable from related entities	228	183
Inventories	229,522	224,908
Tax assets	66,850	64,015
Non-current assets and disposal groups held for sale	2,007	1,960
Total current assets	2,762,091	2,822,901

Property and equipment	11,116,714	10,938,657
Goodwill	2,493,114	2,280,575
Intangible assets other than goodwill	1,443,519	1,321,425
Other non- current assets	816,409	737,860
Total non- current assets	15,869,756	15,278,517

Total assets	18,631,847	18,101,418

Liabilities and shareholders' equity:

Other financial liabilities	1,641,563	1,644,235
Trade and other accounts payables	1,452,837	1,483,957
Tax liabilities	25,799	19,378
Other non-financial liabilities	2,468,489	2,493,402
Total current liabilities	5,591,560	5,640,972

Other financial liabilities	7,687,404	7,532,385
Accounts payable	410,418	417,050
Other provisions	464,114	424,497
Deferred tax liabilities	857,139	811,565
Employee benefits	71,465	65,271
Other non-financial liabilities	273,017	272,130
Total non-current liabilities	9,763,557	9,522,898

Total liabilities	15,355,117	15,163,870

Total net equity	3,276,730	2,937,548

Total liabilities and equity	18,631,847	18,101,418

11

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars) (non-audited)

	As of March 31, 2016	As of March 31, 2015

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,388,275	2,961,149
Other cash receipts from operating activities	12,603	23,622

Payments for operating activities
Payments to suppliers for goods and services	(1,665,245)	(1,778,734)
Payments to and on behalf of employees	(581,052)	(638,808)
Other payments for operating activities	(44,508)	(73,264)

Interest Received	9,420	5,975
Income Taxes refunded (paid)	(12,016)	(13,586)
Other cash inflows (outflows)	(32,346)	(123,659)

Net cash flows from operating activities	75,131	362,695

Cash flow used in investing activities
Cash flows utilized to obtain control of subsidiaries or other entities	-	-
Other cash receipts from sales of equity or debt instruments of other entities	755,473	143,825
Other payments to acquire equity or debt instruments of other entities	(664,564)	(26,241)
Amounts raised from sale of property, plant and equipment	12,406	5,254
Purchases of property, plant and equipment	(290,082)	(297,008)
Amounts raised from sale of intangible assets	-	17
Purchases of intangible assets	(13,180)	(2,402)
Other cash inflows (outflows)	(3,423)	3,800

Net cash flows used in investing activities	(203,370)	(172,755)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	-	-
Payments to acquire shares from society	-	-
Amounts raised from long-term loans	607,590	129,299
Amounts raised from short-term loans	120,000	14,990
Loans repayment	(405,779)	(164,563)
Payments of finance lease liabilities	(90,268)	(76,312)
Dividends paid	(13,875)	(9,419)
Interest paid	(73,255)	(75,100)
Other cash inflows (outflows)	(82,859)	41,311

Net cash flows from (used in) financing activities	61,554	(139,794)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(66,685)	50,146
Effects of variations in the exchange rate on cash and equivalents	81,188	(80,382)
Net increase (decrease) in cash and cash equivalents	14,503	(30,236)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	753,497	989,396

CASH AND CASH EQUIVALENTS AT END OF PERIOD	768,000	959,160

12

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars) (non-audited)

	As of March 31	As of December 31
	2016	2015

Total Assets	18,631,847	18,101,418
Total Liabilities	15,355,117	15,163,870
Total Equity*	3,276,730	2,937,548
Total Liabilities and Shareholders equity	18,631,847	18,101,418

Net Debt
Current and long term portion of loans from financial institutions	8,006,522	7,685,765
Current and long term portion of obligations under capital leases	1,220,808	1,340,638
Other liabilities current and long term portion	35,388	35,042
Cash and cash equivalents	-1,340,249	-1,361,119
Total Net Debt	7,922,469	7,700,326
Plus: 7 x last twelve months'aircraft rent	3,708,866	3,675,938
Adjusted Net Debt	11,631,335	11,376,264

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2016	2015

Cash and Equivalents as % of LTM revenues	13.9%	13.4%

Adjusted Gross Debt (US$ thousands)	12,971,584	12,737,383
Adjusted Gross Debt / EBITDAR (LTM)	6.6	6.5

Adjusted Net Debt (US$ thousands)	11,631,335	11,376,264
Adjusted Net Debt / EBITDAR (LTM)	5.9	5.8

13

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2016
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	12	38	50
Airbus A320-200	58	95	153
Airbus A321-200	10	28	38
Airbus A330-200	2	7	9
Airbus A350-900	-	2	2
Boeing 767-300	4	34	38
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	6	4	10
TOTAL	102	218	320

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11
TOTAL	5	10	15

TOTAL FLEET	107	228	335

Note: This table includes three 767-300Fs and one B777-200F that LATAM is currently sub leasing to a third party.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO